Aduro Clean Technologies Inc.

Interim Condensed Consolidated Financial Statements

For the three months ended August 31, 2026

(Unaudited)

(Expressed in Canadian Dollars)

Aduro Clean Technologies Inc.

Consolidated Statements of Financial Position

Expressed in Canadian Dollars

	August 31, 2026	May 31, 2026
ASSETS
Current
Cash and cash equivalents	$65,751,811	$38,298,048
Deposits and prepaid expenses (Note 4)	501,815	801,199
Other receivables (Note 5)	243,662	253,376
	66,497,288	39,352,623
Non-current
Property and equipment (Note 6)	8,938,467	8,364,196
Right of use assets (Note 7)	451,317	480,177
	9,389,784	8,844,373
Total Assets	$75,887,072	$48,196,996

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Trade payables and other current liabilities (Note 11)	$655,665	$707,067
Lease liability - current portion (Note 8)	93,420	89,436
	749,085	796,503
Non-current
Lease liability - non-current portion (Note 8)	370,706	395,319
Derivative financial liability (Note 9)	12,910,607	17,150,532
	13,281,313	17,545,851
Shareholders' equity (Note 10)
Share capital	110,873,577	79,176,198
Share subscription received	-	211,687
Warrant reserve	163,482	226,877
Contributed surplus	11,508,353	12,130,759
Accumulated deficit	(60,688,738)	(61,890,879)
	61,856,674	29,854,642
Total Liabilities and Shareholders' Equity	$75,887,072	$48,196,996

Nature and continuance of operations (Note 1)
Subsequent events (Note 20)

Approved on behalf of the Board of Directors on October 15, 2026:

"Ofer Vicus"	, Director	"Peter Kampian"	, Director

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Aduro Clean Technologies Inc.

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

Expressed in Canadian Dollars

	Three months ended August 31, 2026	Three months ended August 31, 2025

Revenue (Note 12)	$-	$44,500

Expenses
Research and development (Note 15)	1,516,518	2,100,929
General and administrative (Note 14)	1,684,281	2,721,812
Depreciation and amortization (Notes 6 & 7)	243,021	142,212
Finance costs (Note 13)	10,080	3,209
Foreign exchange	42,104	(65,512)
	3,496,004	4,902,650
Loss before other items	(3,496,004)	(4,858,150)

Other items
Change in fair value of derivative financial liability (Note 9)	4,239,925	(1,548,663)
Interest income	446,972	81,795
Gain on write-off of trade payables	11,248	-
Income (loss) and comprehensive income (loss)	$1,202,141	$(6,325,018)

Basic earnings (loss) per share	$0.034	$(0.205)
Diluted earnings (loss) per share	$0.032	$(0.205)

Weighted average number of common shares outstanding	35,352,829	30,790,622

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Aduro Clean Technologies Inc.

Consolidated Statements of Changes in Equity

Expressed in Canadian Dollars

	Share Capital
	Number of Shares	Amount	Share Subscriptions Received	Warrant Reserve	Contributed Surplus	Accumulated Deficit	Total
Balance, May 31, 2025	29,613,178	$38,114,675	$-	$453,278	$8,266,290	$(35,041,866)	$11,792,377
Shares and warrants issued (Note 10)	1,090,048	11,217,825	-	-	-	-	11,217,825
Derivative financial liability (Note 9)	-	(2,288,295)	-	-	-	-	(2,288,295)
Shares issued on exercise of warrants (Note 10)	71,746	721,235	-	(41,940)	-	-	679,295
Shares issued on exercise of options (Note 10)	231,945	1,105,788	-	-	(512,648)	-	593,140
Share-based compensation expense (Note 16)	-	-	-	-	2,461,554	-	2,461,554
RSUs issued and vested (Note 10)	35,000	427,700	-	-	(427,700)	-	-
Net loss for the period	-	-	-	-	-	(6,325,018)	(6,325,018)
Balance, August 31, 2025	31,041,917	$49,298,928	$-	$411,338	$9,787,496	$(41,366,884)	$18,130,878
Balance, May 31, 2026	33,867,884	$79,176,198	$211,687	$226,877	$12,130,759	$(61,890,879)	$29,854,642
Shares issued - Public Offering and Private Placement (Note 10)	1,460,529	28,931,875	-	-	-	-	28,931,875
Shares issued on exercise of warrants (Note 10)	84,511	515,574	(167,227)	(63,395)	(12,722)	-	272,230
Shares issued on exercise of options (Note 10)	261,824	1,883,330	(44,460)	-	(761,480)	-	1,077,390
Share-based compensation expense (Note 16)	-	-	-	-	518,396	-	518,396
RSUs issued and vested (Note 10)	30,000	366,600	-	-	(366,600)	-	-
Net income for the period	-	-	-	-	-	1,202,141	1,202,141
Balance, August 31, 2026	35,704,748	$110,873,577	$-	$163,482	$11,508,353	$(60,688,738)	$61,856,674

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Aduro Clean Technologies Inc.

Consolidated Statements of Cash Flows

Expressed in Canadian Dollars

	Three months ended August 31, 2026	Three months ended August 31, 2025
Operating Activities
Net income (loss) for the period	$1,202,141	$(6,325,018)

Items not affecting cash:
Depreciation and amortization	243,021	142,212
Share-based compensation expense (Note 16)	518,396	2,461,554
Interest expense accrued	10,080	3,209
Interest income	(446,972)	(81,795)
Gain on write-off of trade payables	(11,248)	-
Change in fair value of derivative financial liability (Note 9)	(4,239,925)	1,548,663
Changes in non-cash working capital (Note 19)	149,487	(353,447)
Cash used in operating activities	(2,575,020)	(2,604,622)

Financing Activities
Issue of common shares, net of issuing costs (Note 10)	30,281,495	12,192,438
Finance lease repayments (Note 8)	(30,709)	(17,594)
Cash provided by financing activities	30,250,786	12,174,844

Investing activities
Property and equipment acquired	(668,975)	(1,523,772)
Interest income	446,972	81,795
Cash used in investing activities	(222,003)	(1,441,977)

Change in cash and cash equivalents during the period	27,453,763	8,128,245
Cash and cash equivalents, start of period	38,298,048	6,957,846

Cash and cash equivalents, end of period	$65,751,811	$15,086,091

Supplementary disclosure of non-cash activities:

	$	$
Increase in accounts payable related to property and equipment during the period	119,457	91,442
Deferred transaction costs reclassified to share capital	-	137,051

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three months ended August 31, 2026 Expressed in Canadian Dollars

1. NATURE AND CONTINUANCE OF OPERATIONS

Aduro Clean Technologies Inc. (the "Company") was incorporated in the Province of British Columbia on January 10, 2018, under the Business Corporations Act of British Columbia. On February 12, 2019, the Company's shares commenced trading on the Canadian Securities Exchange ("CSE") under the symbol "DFT." On April 23, 2021, the Company changed its name to "Aduro Clean Technologies Inc." from Dimension Five Technologies Inc. and the Company's shares were re-listed under the symbol ACT. On July 28, 2021, the Company's shares commenced trading on the Frankfurt Exchange in Germany under the symbol "9D50". On November 7, 2024, the Company's common shares commenced trading on the Nasdaq Capital Market under the ticker symbol "ADUR". On May 27, 2026, the Company's common shares commenced trading on the Toronto Stock Exchange ("TSX") under the symbol "ACT". The Company concurrently delisted its common shares from the CSE.

The Company's primary business is the holding company of Aduro Energy Inc. ("Aduro"). Aduro is an early-stage business focusing on developing environmentally responsible technology for converting end-of-life plastics and tire rubber to specialty chemicals and fuels that replace petroleum, upgrading of heavy crude oils and the transformation of renewable oils into renewable fuels and specialty chemicals. The water based chemical recycling platform features three sector focus applications, Hydrochemolytic Plastics Upcycling ("HPU"), Hydrochemolytic Renewables Upgrading ("HRU") and Hydrochemolytic Bitumen Upgrading ("HBU"). As at August 31, 2026, the Company has developed and owns eleven patents, seven granted and four pending.

The registered and records office of the Company is located at Suite 2300, Bentall 5, 550 Burrard Street, Vancouver, BC, Canada V6C 2B5, and the head office of the Company is located at 542 Newbold Street, London, ON, Canada N6E 2S5. During the three-month period ended August 31, 2026, the Company closed an underwritten U.S. public offering and a non-brokered private placement (Note 10) which generated net proceeds of $20,357,101 and $8,574,774, respectively. These proceeds will be used to advance Aduro's path to commercialization through the development of its FOAK plant, ongoing R&D activities, and general working capital requirements. As at August 31, 2026, the Company had a deficit of $60,688,738 since inception and incurred negative operating cash flows. As at August 31, 2026, the Company's working capital balance was $65,748,203 (May 31, 2026: $38,556,120) and available cash and cash equivalents balance was $65,751,811 (May 31, 2026: $38,298,048). Therefore, management concludes that the Company has sufficient funds to fund its operations for the next twelve months. Ultimately the continuing operations of the Company are dependent upon generating profitable operations and obtaining funding, as required, to allow the Company to achieve its business objectives. While the Company's management believes that there are financing opportunities available, there is no assurance that it will be able to successfully obtain additional financing as needed. These unaudited interim condensed consolidated financial statements (the "Financial Statements") have been prepared using accounting policies applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they become due and do not reflect any adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate, significant adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses and the classifications used in the consolidated statements of financial position.

2. BASIS OF PREPARATION

a) Statement of compliance

These Financial Statements have been prepared based on the principles of IFRS Accounting Standards (IFRS) and International Accounting Standard 34, "Interim Financial Reporting" as issued by the International Accounting Standards Board (IASB), London, and the Interpretations of the International Financial Reporting Interpretations Committee (IFRIC) and follow the same accounting policies and methods of application as the Company's most recent annual financial statements. The Financial Statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended May 31, 2026 and accompanying notes.

These Financial Statements were authorized for issue by the Board of Directors on October 15, 2026.

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three months ended August 31, 2026 Expressed in Canadian Dollars

b) Basis of consolidation

The Financial Statements of all entities controlled by the Company, including Aduro Energy Inc. and Aduro Clean Technologies Europe B.V., are included in the Financial Statements from the date control commenced. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The Company's subsidiaries have the same reporting date as the Company. Intra-group balances and transactions are eliminated on consolidation.

c) Basis of measurement

The Financial Statements have been prepared using the historical cost basis except as detailed in the Company's accounting policies in Note 3 to the consolidated financial statements for the year ended May 31, 2026.

d) Functional and presentation currency

These Financial Statements are presented in Canadian dollars, which is the functional currency of the Company and its subsidiaries.

3. SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES, AND ASSUMPTIONS

The preparation of the Financial Statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Certain of the Company's accounting policies and disclosures require key assumptions concerning the future and other estimates that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities or disclosures within the next fiscal year. Where applicable, further information about the assumptions made is disclosed in the notes specific to that asset or liability. The significant accounting estimates and judgments set out below have been applied consistently to all periods presented in these Financial Statements.

a) Ability to continue as a going concern

Evaluation of the ability of the Company to realize its strategy for funding its future needs for working capital involves making judgments.

b) Property and equipment

Property and equipment are depreciated/amortized over the estimated useful life of the asset to the asset's estimated residual value as determined by management. Assessing the reasonableness of the estimated useful life, residual value and the appropriate depreciation/amortization methodology requires judgment and is based on management's experience and knowledge of the industry.

c) Impairment

An evaluation of whether or not an asset is impaired involves consideration of whether indicators of impairment exist. Factors which could indicate impairment exists include: significant underperformance of an asset relative to historical or projected operating results, significant changes in the manner in which an asset is used or in the Company's overall business strategy, the carrying amount of the net assets of the Company being more than its market capitalization or significant negative industry or economic trends. In some cases, these events are clear. However, in many cases, a clearly identifiable event indicating possible impairment does not occur. Instead, a series of individually insignificant events occur over a period of time leading to an indication that an asset may be impaired. Events can occur in these situations that may not be known until a date subsequent to their occurrence. When there is an indicator of impairment, the recoverable amount of the asset is estimated to determine the amount of impairment, if any. If indicators conclude that the asset is no longer impaired, the Company will reverse impairment losses on assets only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. Similar to determining if an impairment exists, judgment is required in assessing if a reversal of an impairment loss is required.

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three months ended August 31, 2026 Expressed in Canadian Dollars

d) Warrants, stock options, RSUs, and derivative financial liability

Share purchase warrants, stock options, and derivative financial liabilities are initially valued at fair value, based on the application of the Black-Scholes option pricing model. This pricing model requires management to make various assumptions and estimates which are susceptible to uncertainty, including the volatility of the share price, expected dividend yield, expected term of the warrant or stock option and expected risk-free interest rate.

The fair value of RSUs is measured based on the closing price of the Company's common shares on the date of grant. The fair value of each tranche of RSUs is recognized as expense on a straight-line basis over its vesting period. The fair value of RSUs is charged to profit or loss with a corresponding increase in contributed surplus within equity. The amount recognized as an expense is based on the estimate of the number of awards expected to vest, which is revised if subsequent information indicates that actual forfeitures are likely to differ from the estimate. Upon vesting of equity settled RSUs, the related contributed surplus associated with the RSU is reclassified into share capital.

4. DEPOSITS AND PREPAID EXPENSES

	August 31, 2026 $	May 31, 2026 $
Prepaid insurance	146,914	311,373
Prepaid investor relations	42,296	59,100
Prepaid consulting fees	32,598	37,670
Prepaid equipment	30,838	34,679
Deposits	52,822	56,092
Prepaid conferences	17,042	21,590
Other	179,305	280,695
Total	501,815	801,199

5. OTHER RECEIVABLES

	August 31, 2026 $	May 31, 2026 $
HST/VAT receivable	166,052	175,766
Due from related party	77,610	77,610
Total	243,662	253,376

The Company's exposure to credit risk related to other receivables is disclosed in Note 17.

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three months ended August 31, 2026 Expressed in Canadian Dollars

6. PROPERTY AND EQUIPMENT

The following table summarizes the Company's property and equipment as at August 31, 2026, May 31, 2026 and May 31, 2025:

	Motor Vehicle $	Furniture & Fixtures $	Leasehold Improvement $	Computer Equipment $	Research Equipment $	Capital Work in Progress $	Total $
Cost:
Balance at May 31, 2025	58,469	184,744	1,589,462	115,756	2,152,563	969,799	5,070,793
Additions	25,000	105,562	274,974	85,316	335,848	4,059,630	4,886,330
Transfers	-	-	-	-	4,657,181	(4,657,181)	-
Balance at May 31, 2026	83,469	290,306	1,864,436	201,072	7,145,592	372,248	9,957,123
Additions	-	-	56,362	27,010	113,441	591,619	788,432
Balance at August 31, 2026	83,469	290,306	1,920,798	228,082	7,259,033	963,867	10,745,555
Accumulated depreciation:
Balance at May 31, 2025	23,977	79,203	647,492	56,013	154,649	-	961,334
Charge for the year	17,221	45,274	347,974	32,043	189,081	-	631,593
Balance at May 31, 2026	41,198	124,477	995,466	88,056	343,730	-	1,592,927
Charge for the period	4,800	14,200	95,350	9,750	90,061	-	214,161
Balance at August 31, 2026	45,998	138,677	1,090,816	97,806	433,791	-	1,807,088
Carrying amounts:
At May 31, 2025	34,492	105,541	941,970	59,743	1,997,914	969,799	4,109,459
At May 31, 2026	42,271	165,829	868,970	113,016	6,801,862	372,248	8,364,196
At August 31, 2026	37,471	151,629	829,982	130,276	6,825,242	963,867	8,938,467

As at August 31, 2026, the Company had not identified any impairment indicators.

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three months ended August 31, 2026 Expressed in Canadian Dollars

7. RIGHT OF USE ASSETS

The following table summarizes the Company's right of use assets as at August 31, 2026, May 31, 2026 and May 31, 2025:

Total $
Cost:
Balance at May 31, 2025	235,805
Additions	472,214
Disposals	(161,949)
Balance at May 31, 2026	546,070
Additions	-
Balance at August 31, 2026	546,070
Accumulated Depreciation:
Balance at May 31, 2025	71,887
Charge for the year	70,482
Disposals	(76,476)
Balance at May 31, 2026	65,893
Charge for the period	28,860
Balance at August 31, 2026	94,753
Carrying amounts:
At May 31, 2025	163,918
At May 31, 2026	480,177
At August 31, 2026	451,317

The property leases are for Aduro's research office located at 542 Newbold Street, London, Ontario and a leased vehicle.

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three months ended August 31, 2026 Expressed in Canadian Dollars

8. LEASE LIABILITY

	August 31, 2026 $	May 31, 2026 $
Gross lease obligations	555,210	585,919
Deferred finance charges	(91,084)	(101,164)
Total lease liability	464,126	484,755
Less: Current portion	93,420	89,436
Non-current portion	370,706	395,319

Interest on lease liabilities included in finance costs (Note 13)	10,080	13,747
Incremental borrowing rate at initial application date	8.70%	8.70%
Total cash outflow for the lease liability	30,709	75,090

The Company's exposure to liquidity risk related to lease liability is disclosed in Note 17.

9. DERIVATIVE FINANCIAL LIABILITY

During the year ended May 31, 2026, the Company issued a total of 1,605,021 warrants for a three-year period in connection with the Company's underwritten U.S. public offerings. 545,024 warrants were issued with an exercise price of US$10.13; 999,999 warrants were issued at an exercise price of US$16.00 and 59,998 warrants were issued at an exercise price of US$14.375. As the warrants have a US dollar exercise price which is not the functional currency of the Company, they do not meet the definition of an equity instrument and as a result have been classified as a derivative financial liability. The derivative financial liability has been recognized at fair value on the date of issuance, being $8,332,321, as calculated using Black-Scholes pricing model, based on the following assumption ranges:

Risk-free interest rate	From 2.49% to 2.93%
Expected life	3 years
Expected volatility	58.05% to 63.99%
Dividend rate	Nil

The derivative financial liability is remeasured at fair value at each reporting date, with any changes in fair value recognized in the statements of income (loss) and comprehensive income (loss). For the three-months ended August 31, 2026, the Company recorded a decrease in the fair value of the derivative financial liability of $4,239,925 (2025: $1,548,663 increase).

The following table summarizes the continuity of the derivative liability for the three-months ended August 31, 2026 and the year ended May 31, 2026:

	August 31, 2026 $	May 31, 2026 $
Balance beginning of the period	17,150,532	403,053
Fair value of the derivative financial liability on the date of issuance	-	8,332,321
Fair value changes of the derivative financial liability	(4,239,925)	9,979,637
Fair value of derivative liability reversed on exercise of warrants	-	(1,564,479)
Balance end of period	12,910,607	17,150,532

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three months ended August 31, 2026 Expressed in Canadian Dollars

The fair value at August 31, 2026 and May 31, 2026 was estimated using the Black-Scholes pricing model, based on the following assumptions:

	August 31, 2026	May 31, 2026
Risk-free interest rate	3.01% to 3.10%	2.91% to 3.08%
Expected life	1.78 to 3.19 years	2.03 to 3.44 years
Expected volatility	69.35% to 80.06%	65.68% to 67.91%
Dividend rate	Nil	Nil

10. SHARE CAPITAL

Common and Preferred Shares:

Authorized:

i. Unlimited common shares without par value

ii. Unlimited preferred shares without par value

Issued and outstanding:

As at August 31, 2026, the issued and outstanding common shares of the Company consisted of 35,704,748 common shares and nil preferred shares (May 31, 2026: 33,867,884 common shares and nil preferred shares).

On June 11, 2026, the Company closed an underwritten U.S. public offering of 1,028,645 common shares at a public offering price of US$15.20 per common share for gross proceeds of $21,878,621 (US$15,635,404). On June 24, 2026, the Company closed a non-brokered private placement of 431,884 common shares at a price of $21.20 (US$15.20) per share under the Listed Issuer Financing Exemption for gross proceeds of $9,155,941 (US$6,564,810).

During the three-month period ended August 31, 2026, 71,050 June 2024 Share Warrants were exercised at an exercise price of $5.20, 13,461 June 2024 Finder Warrants were exercised at an exercise price of $5.20, 6,500 options were exercised at an exercise price of $2.1125, 6,000 options were exercised at an exercise price of $2.2750, 79,000 options were exercised at an exercise price of $2.34, 117,655 options were exercised at an exercise price of $3.25, 1,000 options were exercised at an exercise price of $3.5425, 15,192 options were exercised at an exercise price of $6.50, 15,000 options were exercised at an exercise price of $9.00, and 21,477 options were exercised at an exercise price of $13.50, resulting in the issue of 346,335 common shares and gross proceeds of $1,561,307.

On December 22, 2025, the Company closed an underwritten U.S. public offering of 1,739,130 common shares at a public offering price of US$11.50 per common share for gross proceeds of $27,495,993. In addition, the Company issued 869,565 warrants, for a three-year period, with an exercise price of US$16.00 and 52,172 warrants, for a three-year period, with an exercise price of US$14.375 in connection with the U.S. public offering which resulted in the recognition of a derivative financial liability (Note 9). On January 30, 2026, the Company closed an underwriter's over-allotment option of 260,869 common shares at a public offering price of US$11.50 per common share for gross proceeds of $4,068,591. In addition, the Company issued 130,434 warrants, for a three-year period, with an exercise price of US$16.00 and 7,826 warrants, for a three-year period, with an exercise price of US$14.375 in connection with the U.S. public offering which resulted in the recognition of a derivative financial liability (Note 9).

On June 11, 2025, the Company closed an underwritten U.S. public offering of 947,868 common shares at a public offering price of US$8.44 per common share for gross proceeds of $10,932,008. In addition, the Company issued 473,934 warrants, for a three-year period, with an exercise price of US$10.13 in connection with the U.S. public offering which resulted in the recognition of a derivative financial liability (Note 9). On June 20, 2025, the Company closed an underwriter's over-allotment option of 142,180 common shares at a public offering price of US$8.44 per common share for gross proceeds of $1,647,359. In addition, the Company issued 71,090 warrants, for a three-year period, with an exercise price of US$10.13 in connection with the U.S. public offering which resulted in the recognition of a derivative financial liability (Note 9).

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three months ended August 31, 2026 Expressed in Canadian Dollars

During the year ended May 31, 2026, 253,739 June 2024 Share Warrants were exercised at an exercise price of $5.20, 7,414 June 2024 Finder Warrants were exercised at an exercise price of $5.20, 266,944 options were exercised at an exercise price of $2.1125, 7,077 options were exercised at an exercise price of $2.2750, 74,000 options were exercised at an exercise price of $2.34, 160,346 options were exercised at an exercise price of $3.25, 14,500 options were exercised at an exercise price of $3.5425, 92,308 options were exercised at an exercise price of $4.16, 65,000 options were exercised at an exercise price of $6.50, and 27,000 options were exercised at an exercise price of $9.00, resulting in the issue of 968,328 common shares and gross proceeds of $3,733,167. Additionally, 51,497 November 2024 Share Warrants were exercised on a cashless basis. This resulted in the issuance of 25,741 common shares and the cancellation of the remaining 25,756 warrants, leading to a reclassification of $460,861 from derivative financial liability to share capital. Additionally, 100,590 June 2025 Share Warrants were exercised at an exercise price of US$10.13 generating gross proceeds of US$1,018,977 and resulting in the issuance of 100,590 common shares, with $1,103,618 reclassified from derivative financial liability to share capital.

Stock Options:

As at August 31, 2026, the following table details the stock options outstanding:

Number of Options	Weighted Average Exercise Price	Weighted Average Life (years)	Expiry Date
575,215	$2.1125	4.66	April 30, 2031
203,463	$2.3400	5.47	February 20, 2032
110,000	$2.2750	5.80	June 20, 2032
333,930	$3.2500	1.33	December 29, 2027
171,886	$3.5425	2.03	September 11, 2028
57,231	$3.5425	2.24	November 29, 2028
687,514	$6.5000	2.93	August 6, 2029
228,000	$9.0000	3.37	January 15, 2030
706,000	$13.500	3.84	July 3, 2030
3,073,239	$6.4721	3.53

  A continuity schedule of the incentive stock options is as follows:

	August 31, 2026		May 31, 2026
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding beginning of period	3,347,624	$6.3242	3,323,223	$4.0988
Granted	-	-	743,500	13.5000
Exercised	(261,824)	4.2847	(707,175)	3.3587
Cancelled	(12,561)	12.6429	(11,924)	9.4353
Outstanding, end of period	3,073,239	$6.4721	3,347,624	$6.3242
Exercisable, end of period	2,687,342	$5.5571	2,733,263	$5.1003
Weighted average life (years)	3.53		3.75

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three months ended August 31, 2026 Expressed in Canadian Dollars

The fair value of the stock options granted during the periods ended August 31, 2026 and May 31, 2026 were estimated using the Black-Scholes option pricing model based on the following assumption ranges:

	August 31, 2026	May 31, 2026
Risk-free interest rate	-	2.92%
Expected life	-	5 years
Expected volatility	-	66.38%
Dividend rate	-	Nil

For the three months ended August 31, 2026, an expense of $487,846 (2025: $1,830,187) was recognized for services provided based on vesting conditions of stock options. The amount recognized reflected the vesting duration of the options.

Share Purchase Warrants:

As at August 31, 2026, the following table details the share purchase warrants issued by the Company:

Description	Expiry Date	Outstanding at August 31, 2026	Exercise price	Term (years)
November 2024 Share Warrants	November 7, 2029	1,684	US$4.675	5
June 2025 Share Warrants	June 10, 2028	444,434	US$10.130	3
December 2025 Share Warrants	December 21, 2028	869,565	US$16.000	3
December 2025 Share Warrants	December 21, 2028	52,172	US$14.375	3
January 2026 Share Warrants	January 29, 2029	130,434	US$16.000	3
January 2026 Share Warrants	January 29, 2029	7,826	US$14.375	3
Total outstanding and exercisable		1,506,115
Weighted average exercise price and remaining term (in years)			$19.6765	2.16

A continuity schedule of the number of share purchase warrants is as follows:

Total
Outstanding and exercisable, May 31, 2025	398,854
Issued	1,605,021
Cancelled/Expired/Exercised	(413,241)
Outstanding and exercisable, May 31, 2026	1,590,634
Cancelled/Expired/Exercised	(84,519)
Outstanding and exercisable, August 31, 2026	1,506,115

The carrying amounts of equity-classified share purchase warrants are included in warrant reserve. Warrants classified as derivative financial liabilities are recognized separately in accordance with note 9.

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three months ended August 31, 2026 Expressed in Canadian Dollars

During the three-month period ended August 31, 2026, 71,050 June 2024 Share Warrants were exercised at an exercise price of $5.20 and 13,461 June 2024 Finder Warrants were exercised at an exercise price of $5.20, resulting in the issue of 84,511 common shares and $63,395 being reclassified from warrants reserve to share capital and $12,722 being reclassified from contributed surplus to share capital. The remaining 8 June 2024 Share and Finder Warrants expired unexercised.

During the year ended May 31, 2026, 253,739 June 2024 Share Warrants were exercised at an exercise price of $5.20, 7,414 June 2024 Finder Warrants were exercised at an exercise price of $5.20, resulting in the issue of 261,153 common shares and $226,401 being reclassified from warrants reserve to share capital and $7,007 being reclassified from contributed surplus to share capital. Additionally, 51,497 November 2024 Share Warrants were exercised on a cashless basis. This resulted in the issuance of 25,741 common shares and the cancellation of the remaining 25,756 warrants, leading to a reclassification of $460,861 from derivative financial liability to share capital. Additionally, 100,590 June 2025 Share Warrants were exercised at an exercise price of US$10.13 resulting in the issuance of 100,590 common shares, leading to a reclassification of $1,103,618 from derivative financial liability to share capital.

The fair value of the warrants issued during the periods ended August 31, 2026 and May 31, 2026 were estimated using the Black-Scholes option pricing model based on the following assumption ranges:

	August 31, 2026	May 31, 2026
Risk-free interest rate	-	from 2.91%
Expected life	-	3 years
Expected volatility	-	67.91%
Dividend rate	-	Nil

Restricted Share Units

On July 3, 2025, the Company awarded 100,000 RSUs to a consultant of the company. Each RSU represents the right to receive, once vested, one common share in the capital of the Company. The first tranche of the RSU vested immediately upon the date of award, at which time the Company issued 35,000 common shares. The second tranche of 35,000 RSU's vested 6 months following the date of grant on January 3, 2026, and the third tranche of 30,000 RSU's vested 12 months following the date of grant on July 3, 2026. For the three months ended August 31, 2026, an expense of $30,550 (August 31, 2025: $631,367) was recognized for services provided based on vesting conditions of RSUs. The amount recognized reflected the vesting duration of the RSUs.

11. RELATED PARTY TRANSACTIONS

Compensation of key management personnel

Key management personnel are those persons that have authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, and by definition include all the directors and officers of the Company.

During the three months ended August 31, 2026 and 2025, compensation of key management personnel was as follows:

	Three months ended August 31, 2026 $	Three months ended August 31, 2025 $
Salary and related costs	265,425	309,177
Professional fees	75,833	84,167
Share-based compensation expense (Note 16)	218,792	806,507
	560,050	1,199,851

All transactions with related parties are in the normal course of operations and are measured at the exchange amount, being the amount of consideration established and agreed to by the related parties.

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three months ended August 31, 2026 Expressed in Canadian Dollars

As at August 31, 2026 and May 31, 2026, the outstanding balances for related parties was comprised of the following:

	August 31, 2026 $	May 31, 2026 $
Due to key management personnel	37,680	18,989
Due from key management personnel	77,610	77,610

These amounts are unsecured, non-interest bearing and have no specific terms of repayment.

12. REVENUE

The Company entered into technical evaluation and collaboration agreements with organisations for evaluation of the Company's HPU and HBU technology. Revenue recognized in the statements of income (loss) and comprehensive income (loss) for the three months ended August 31, 2026 was nil (August 31, 2025: $44,500). The prior-period revenue resulted from services completed pursuant to the technical evaluation and collaboration agreements.

13. FINANCE COSTS

Finance costs recognized in the statements of income (loss) and comprehensive income (loss) are comprised of the following:

	Three months ended August 31, 2026 $	Three months ended August 31, 2025 $
Lease finance charges (Note 8)	10,080	3,209
Total finance costs	10,080	3,209

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three months ended August 31, 2026 Expressed in Canadian Dollars

14. GENERAL AND ADMINISTRATIVE

General and administrative expenses recognized in the statements of income (loss) and comprehensive income (loss) are comprised of the following:

	Three months ended August 31, 2026 $	Three months ended August 31, 2025 $
Salary and related costs (Note 16)	588,189	1,072,213
Office and general	460,110	338,504
Professional fees (Note 16)	264,159	896,400
Transfer agent and filing costs	132,748	98,084
Investor relations and communication costs	57,875	184,077
Travel	141,922	91,581
Conferences	9,016	7,053
Automobile	7,185	8,856
Bank charges	3,942	4,270
Other	19,135	20,774
Total general and administrative	1,684,281	2,721,812

15. RESEARCH AND DEVELOPMENT

Research and development expenses recognized in the statements of income (loss) and comprehensive income (loss) are comprised of the following:

	Three months ended August 31, 2026 $	Three months ended August 31, 2025 $
Salary costs allocated (Note 16)	876,407	1,351,245
Project related expenses (Note 16)	561,089	644,185
Professional fees - patent development costs	71,040	99,874
Payments to research partners	7,982	5,625
Total research and development	1,516,518	2,100,929

16. SHARE-BASED COMPENSATION EXPENSE

Share-based payment compensation recognized in the statements of income (loss) and comprehensive income (loss) is comprised of the following:

	Three months ended August 31, 2026 $	Three months ended August 31, 2025 $
Expense recognized for services provided based on vesting conditions of stock options (Note 10)	487,846	1,830,187
Expense recognized for services provided based on vesting conditions of restricted share units (Note 10)	30,550	631,367
Total share-based compensation expense	518,396	2,461,554

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three months ended August 31, 2026 Expressed in Canadian Dollars

Share-based compensation expense is included in the statements of income (loss) and comprehensive income (loss) as follows:

	Three months ended August 31, 2026 $	Three months ended August 31, 2025 $
Salary and related costs (Note 14)	155,022	622,359
Professional fees (Note 14)	64,811	743,490
Salary costs allocated (Note 15)	245,719	885,458
Project related expenses (Note 15)	52,844	210,247
Total share-based compensation expense	518,396	2,461,554

17. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

Interest rate risk

The Company is exposed to interest rate risk. The lease liabilities have fixed cost of funds rate until maturity though subject to interest rate fluctuations if refinanced.

Foreign exchange risk

The Company is primarily exposed to foreign currency fluctuations in relation to its US dollar and Euro cash, and trade payables. US dollar and Euro financial instruments subject to foreign exchange risk are summarized below. The Company has assessed the risk and decided not to hedge the risk.

	August 31, 2026 US $	May 31, 2026 US $
Cash and cash equivalents	39,323,463	25,030,800
Trade payables and other current liabilities	(14,509)	(3,366)
Net US dollar exposure	39,308,954	25,027,434

As at August 31, 2026, with other variables unchanged, a $0.10 change in the Canadian dollar against the US dollar would result in a US$3,930,895 pre-tax gain (May 31, 2026: US$2,502,743 gain) from the Company's financial instruments.

	August 31, 2026 EURO	May 31, 2026 EURO
Cash and cash equivalents	334,314	175,841
VAT receivable	23,268	15,631
Trade payables and other current liabilities	(136,141)	(47,653)
Net Euro exposure	221,441	143,819

As at August 31, 2026, with other variables unchanged, a $0.10 change in the Canadian dollar against the Euro would result in a Euro 22,144 pre-tax gain (May 31, 2026: Euro 14,382 gain) from the Company's financial instruments.

Credit risk

Credit risk arises from cash and cash equivalents held with a bank as well as credit exposure to customers in the form of outstanding trade and other receivables but excluding balances receivable from government entities. The maximum exposure to credit risk is equal to the carrying value of the Company's cash and other receivables which reflects management's assessment of the credit risk which at August 31, 2026 was $65,829,421 (May 31, 2026: $38,375,658).

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three months ended August 31, 2026 Expressed in Canadian Dollars

Impairment losses

The allowance for doubtful accounts in respect of other receivables is used to record impairment losses unless the Company is satisfied that no recovery of the amount owing is possible. At that point, the amounts are considered unrecoverable and are written off against the financial asset directly. The Company did not record any impairment for the three months ended August 31, 2026 and the year ended May 31, 2026.

Liquidity risk

Liquidity risk is the exposure of the Company to the risk of not being able to meet its financial obligations as they become due. The Company manages liquidity risk through management of its cash and cash equivalents and working capital balances.

The table below provides an analysis of the expected maturities of the Company's outstanding obligations as at August 31, 2026:

	Total	Due prior to
	Amount	2027	2028	2029	2030	2031
	$	$	$	$	$	$
Trade payables and other current liabilities	655,665	655,665	-	-	-	-
Lease liability (Note 8)	464,126	93,420	97,658	108,364	121,507	43,177
Total expected maturities	1,119,791	749,085	97,658	108,364	121,507	43,177

      Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company's income (loss) or the value of its financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters while optimizing returns.

Capital management

Management is focused on several objectives while managing the capital structure of the Company, specifically:

  Ensuring the Company has the financing capacity to execute its business plan and meet its strategic objectives while capitalizing on opportunities that add value for the Company's shareholders;
  Maintaining a strong capital base; and
  Safeguarding the Company's ability to continue as a going concern, such that it provides returns for shareholders and benefits for other stakeholders.

18. OPERATING SEGMENTS

Reportable Segments

The business is in early-stage focusing on developing environmentally responsible technology for converting end-of-life plastics and tire rubber to specialty chemicals and fuels that replace petroleum, upgrading of heavy crude oils and the transformation of renewable oils into renewable fuels and specialty chemicals. For management purposes, the Company activities are managed and monitored by senior management as one operating segment. These consolidated financial statements are the same financial statements that management uses to monitor the performance of the Company and for the allocation of resources.

Entity Wide Disclosures

For the period ended August 31, 2026 and for the year ended May 31, 2026, the Company's operations and assets were in Canada and the Netherlands.

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three months ended August 31, 2026 Expressed in Canadian Dollars

As at August 31, 2026, geographic information was as follows:

	Canada $	Netherlands $
Assets	74,604,335	1,282,737
Income (loss) and comprehensive income (loss)	1,292,650	(90,509)

As at May 31, 2026, geographic information was as follows:

	Canada $	Netherlands $
Assets	47,757,959	439,037
Loss and comprehensive loss	(26,455,927)	(393,086)

As an early-stage development company, the Company was not yet generating sustainable revenues from its development activities. No revenue was recognized for the three months ended August 31, 2026. Prior-period revenue related to revenue earned following the completion of services pursuant to the technical evaluation and collaboration agreements for evaluation of the Company's HPU and HBU technology (Note 12).

19. SUPPLEMENTAL CASH FLOW INFORMATION

For the three months ended August 31, 2026 and 2025, the net change in non-cash working capital balances consists of the following:

	August 31, 2026 $	August 31, 2025 $
Other receivables	9,714	(265,766)
Deposits and prepaid expenses	299,384	(61,823)
Trade payables and other current liabilities	(160,075)	(26,322)
Project contributions payable	464	464
Net change in non-cash working capital balances	149,487	(353,447)

20. SUBSEQUENT EVENTS

Exercise of options

Subsequent to August 31, 2026, 2,500 options were exercised at an exercise price of $2.1125, 10,000 options were exercised at an exercise price of $2.275, 23,077 options were exercised at an exercise price of $2.34, 17,500 options were exercised at an exercise price of $3.25, 3,000 options were exercised at an exercise price of $3.5425, 9,501 options were exercised at an exercise price of $6.50, 5,000 options were exercised at an exercise price of $9.00, and 2,000 options were exercised at an exercise price of $13.50, for total gross proceeds of $283,290.